Exhibit 99

July 5, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Disclosure

We would like to intimate the following:

1)

The Bank’s gross advances aggregated to approximately ₹ 24,870 billion as of June 30, 2024, a growth of around 52.6% over ₹ 16,300 billion as of June 30, 2023. Excluding the impact of the merger of erstwhile HDFC Limited with the Bank on July 1, 2023, the Bank’s gross advances grew by 14.9% over June 30, 2023. This compares to ₹ 25,078 billion as of March 31, 2024.

The Bank’s advances under management (grossing up for inter-bank participation certificates, bills rediscounted and securitisation / assignment) were ₹ 25,750 billion as of June 30, 2024, ₹ 17,053 billion as of June 30, 2023, and ₹ 25,758 billion as of March 31, 2024.

During the quarter, retail loans grew by around ₹ 186 billion; commercial & rural banking loans grew by around ₹ 72 billion; and corporate & other wholesale loans were lower by ₹ 266 billion over March 31, 2024.

2)

The Bank’s deposits were ₹ 23,790 billion as of June 30, 2024, a growth of around 24.4% over₹ 19,131 billion as of June 30, 2023, and were at similar levels compared to ₹ 23,798 billion as of March 31, 2024. Excluding the July 2023 merger impact, the Bank’s deposits grew by 16.5% over June 30, 2023.

The Bank’s CASA deposits were ₹ 8,635 billion as of June 30, 2024, a growth of around 6.2% over ₹ 8,130 billion as of June 30, 2023. This compares to ₹ 9,088 billion as of March 31, 2024, which had a seasonal impact. Current account balances reduced by ₹ 425 billion during the quarter.

The Bank’s time deposits were ₹ 15,155 billion as of June 30, 2024, a growth of around 37.7% over ₹ 11,001 billion as of June 30, 2023. This compares to ₹ 14,710 billion as of March 31, 2024.

3)

The Bank’s advances under management, on an average basis, were ₹ 25,325 billion for the June 2024 quarter, a growth of 54.1% over ₹ 16,439 billion for the June 2023 quarter, and a growth of 0.8% over ₹ 25,125 billion for the March 2024 quarter.

The Bank’s average deposits were ₹ 22,830 billion for the June 2024 quarter, a growth of 25.2% over ₹ 18,240 billion for the June 2023 quarter, and 4.6% over ₹ 21,836 billion for the March 2024 quarter.

The Bank’s average CASA deposits were ₹ 8,105 billion for the June 2024 quarter, a growth of 8.1% over ₹ 7,495 billion for the June 2023 quarter, and 3.3% over ₹ 7,844 billion for the March 2024 quarter.

4)	Liquidity coverage ratio (average) was around 123% for the quarter.

5)	Key business volumes are as under:

Key figures (₹ billion)	June 30, 2023	March 31, 2024	June 30, 2024	QoQ	YoY
Gross advances	16,300	25,078	24,870	(0.8%)	52.6%

Advances under management*
Period end	17,053	25,758	25,750	(0.0%)	51.0%
Average	16,439	25,125	25,325	0.8%	54.1%

Deposits	19,131	23,798	23,790	(0.0%)	24.4%
CASA deposits	8,130	9,088	8,635	(5.0%)	6.2%
Time deposits	11,001	14,710	15,155	3.0%	37.7%

Average deposits	18,240	21,836	22,830	4.6%	25.2%
CASA deposits	7,495	7,844	8,105	3.3%	8.1%
Time deposits	10,745	13,992	14,725	5.2%	37.0%

 *gross of inter-bank participation certificates, bills rediscounted and securitisation / assignment

The figures for the periods ended June 30, 2024 and March 31, 2024 include the operations of the erstwhile HDFC Limited which amalgamated with and into HDFC Bank on July 01, 2023 and hence are not comparable with those of the corresponding period of the previous year.

The results of the Bank as of June 30, 2024 will be subject to a limited review by the statutory auditors of the Bank.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary